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                            June 3, 2020

       Frank D. Heuszel
       Chief Executive Officer and Interim Chief Financial Officer Document Security Systems, Inc.
       200 Canal View Boulevard, Suite 104
       Rochester, NY 14623

                                                        Re: Document Security
Systems, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21 2020
                                                            File No. 333-238587

       Dear Mr. Heuszel:

              We have limited our review of your registration statement to those issues that we have addressed in our comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed May 21, 2020

       General

   1. We note your recent acquisition of AMRE Asset Management Inc. and your planned transaction with Impact
BioMedical Inc. Please tell us your consideration of providing financial statements of
these businesses and pro forma information reflecting the
                                                        transactions in this
filing pursuant to Rules 8-04 and 8-05 of Regulation S-X.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration
 Frank D. Heuszel
Document Security Systems, Inc.
June 3, 2020
Page 2

statement.

        Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-
Pierce, Special Counsel, at (202) 551-3754 with any questions.



FirstName LastNameFrank D. Heuszel                       Sincerely,
Comapany NameDocument Security Systems, Inc.
                                                         Division of
Corporation Finance
June 3, 2020 Page 2                                      Office of
Manufacturing
FirstName LastName